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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                MICROPROSE, INC.
                           (NAME OF SUBJECT COMPANY)

                                MICROPROSE, INC.
                     (NAMES OF PERSON(S) FILING STATEMENT)

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   59513V20 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

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                                STEPHEN M. RACE
                            CHIEF EXECUTIVE OFFICER
                                MICROPROSE, INC.
                      2490 MARINER SQUARE LOOP, SUITE 100
                               ALAMEDA, CA 94501
                                 (510) 864-4440
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                            ------------------------

                                WITH A COPY TO:

                            DAVID C. DRUMMOND, ESQ.
                            PETER S. HEINECKE, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                            PROFESSIONAL CORPORATION
                               650 PAGE MILL ROAD
                              PALO ALTO, CA 94304
                                 (650) 493-9300

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is MicroProse, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2490 Mariner Square Loop, Suite 100, Alameda, California 94501. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9" or "Statement") relates is the common stock, $0.001 par value, of the Company (the "Common Stock"). Unless the context otherwise requires, as used herein the term "Shares" shall mean shares of Common Stock including the related preferred stock purchase rights issued pursuant to the Preferred Share Rights Agreement, dated as of February 6, 1996 by and between the Company and Chemical Mellon Shareholder Services, L.L.C.

ITEM 2. TENDER OFFER OF THE PURCHASER.

     This Statement relates to the cash tender offer (the "Offer") described in the Tender Offer Statement on Schedule 14D-1, dated August 14, 1998 (as amended or supplemented, the "Schedule 14D-1"), filed by Hasbro, Inc., a Rhode Island Corporation ("Parent"), and New HIAC Corp., a Delaware corporation and wholly owned subsidiary of Parent (the "Purchaser"), with the Securities and Exchange Commission (the "SEC"), relating to an offer to purchase all of the issued and outstanding Shares at $6.00 per Share (such amount, or any greater amount per Share pursuant to the Offer, hereinafter referred to as the "Offer Price"), net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated August 14, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any amendments or supplements thereto constitute the "Offer Documents").

     The Offer is being made in accordance with an Agreement and Plan of Merger, dated August 11, 1998 (the "Merger Agreement"), by and among Parent, the Purchaser and the Company. Pursuant to the Merger Agreement, as soon as practicable after completion of the Offer and satisfaction or waiver, if permissible, of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), and the Company will become a wholly owned subsidiary of Parent (the "Surviving Corporation"). At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by Parent or the Purchaser and Shares held by stockholders of the Company who, at that time, have properly perfected their dissenters' rights, if any, under Delaware law) will be converted into the right to receive the Offer Price without interest. The Merger Agreement is summarized in Item 3 of this Schedule 14D-9.

     The Offer Documents indicate that the principal executive offices of Parent and the Purchaser are located at 1027 Newport Avenue, Pawtucket, Rhode Island 02861.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

  (b) Employment Agreements

     In August 1995, the Company entered into an employment agreement with Stephen M. Race, Chief Executive Officer of the Company, which terminates upon Mr. Race's termination of employment with the Company. The agreement provides for an initial annual base salary of $275,000 which will be reviewed at least annually, but which may not be reduced below such level. His current salary is $341,000. The agreement provides that the Company grant Mr. Race options to purchase 100,000 shares of Common Stock, which options vest ratably over a 50-month period. The agreement also provides for an annual performance bonus of up to 100 percent of his base salary if the Company exceeds certain performance targets established by its Board of Directors. Under the terms of his employment agreement and subject to certain conditions, Mr. Race will receive a special bonus of $3,000,000 (less any realizable value from options Mr. Race holds that are exercisable or gains as a result of a sale of the stock purchased pursuant to such options) if Mr. Race remains employed with the Company through March 31, 1999. Mr. Race is also entitled to reimbursement of certain
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expenses in connection with his employment with the Company, including automobile expenses and reimbursement for taxes. He is also entitled to participate in most Company benefit plans.

     In the event that (i) the Company terminates Mr. Race's employment (other than for cause), or (ii) Mr. Race's title is no longer Chief Executive Officer and Mr. Race terminates his employment, or (iii) the Company is acquired and Mr. Race is no longer the Company's Chief Executive Officer, he (or his beneficiaries in the case of death) will receive a continuation of his base salary, and Mr. Race will receive certain other benefits for twelve months and the exercisability of his options will be accelerated as though he had remained employed for one additional year. In addition, in the event of (i), (ii) and
(iii), Mr. Race is entitled to receive a cash payment from the Company of up to $3,000,000 (less any realizable value from options Mr. Race holds that are exercisable or gains as a result of a sale of the stock purchased pursuant to such options). In the event Mr. Race's employment with the Company terminates for good cause, the Company is obligated to pay Mr. Race's base salary for a period of six months following such termination.

     Under the employment agreement, the Company has agreed to indemnify Mr. Race to the fullest extent permitted by law so long as Mr. Race acts in good faith. Failure by the Company to provide such indemnification is deemed to be a breach of the employment agreement and may be deemed a termination of Mr. Race's employment for other than cause.

     In fiscal 1998, the Company entered into an employment agreement with Tim Christian, Managing Director of Europe/Asia Pacific, which terminates upon Mr. Christian's termination of employment with the Company. The agreement provides for annual salary increases of no less than 7.5 percent. His current salary is approximately $195,000. The agreement provides that the Company grant Mr. Christian an additional option to purchase 20,000 shares of Common Stock, which options vest ratably over a four-year period. The agreement also provides for an annual performance bonus of up to 50 percent of his base salary if Mr. Christian achieves certain performance criteria. Under the terms of the agreement and subject to certain conditions, Mr. Christian will receive a special bonus of approximately $822,000 (less any realizable value from the Additional Option described above) if he remains employed with the Company through July 9, 2001. Mr. Christian is also entitled to certain pension contributions, reimbursement of expenses and other employee benefits.

     Under the terms of the agreement with Mr. Christian, upon the consummation of a transaction resulting in a change-of-control, the Additional Option shall become exercisable on an accelerated basis, and the special bonus shall be payable on a pro-rata basis, as if Mr. Christian had completed an additional 12 months of service beyond the date of such transaction. If Mr. Christian elects to remain Managing Director (or similar position) after the change-of-control, he shall receive a bonus equal to the bonus paid to him pursuant to his agreement during the past fiscal year. If Mr. Christian's employment is terminated following a change-of-control, he will also be entitled to nine-months severance and vesting of options. If Mr. Christian, within three months of the change-of-control, elects to terminate his employment and gives six months written notice of this election, he shall be entitled to salary and certain other benefits for a six-month period.

  Director Compensation

     Current cash compensation for non-employee members of the Board of Directors consists of an annual retainer fee of $10,000. Members of the Board are reimbursed for all out-of-pocket costs incurred in connection with their attendance at Board and committee meetings. Under a self-administering automatic option grant program in effect under the Company's 1994 Stock Option Plan, an individual who first becomes a non-employee member of the Board will receive an automatic one-time option grant for 5,000 shares of the Company's Common Stock upon commencement of Board service, and each individual with six or more months of Board service will receive an automatic option grant for an additional 500 shares at each Annual Stockholders Meeting at which he or she continues to serve as a non-employee Board member.

     The exercise price of such options may not be less than the fair market value per share of the Company's Common Stock (as determined by the closing price reported by Nasdaq on the date of grant) and the term of such options may not exceed ten years.

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     Automatic option grants become exercisable for 12 percent of the option shares upon completion of six months of Board service from the date of grant, and for the balance of the option shares in a series of 44 equal successive monthly installments thereafter, provided the director remains a member of the Board through such date. However, full and immediate vesting will occur upon certain mergers involving the Company or a sale, transfer or other disposition of all or substantially all of the Company's assets (a "Corporate Transaction") and upon certain types of "hostile take-overs." Also, each automatic option grant will be automatically canceled upon the occurrence of certain Corporate Transactions not approved by the Board of Directors (a "Hostile Take-Over") whether or not the option is otherwise at the time exercisable for such shares. In return, the optionee will be entitled to a cash distribution from the Company in an amount equal to the excess of (i) the greater of (a) the fair market value per share on the date of cancellation, as determined in accordance with the valuation provisions of the Option Plan, or (b) the highest reported price per share paid by the acquiring entity in effecting the Hostile Take-Over over (ii) the aggregate exercise price payable for such shares.

     Upon cessation of Board service, the options held by the director will remain exercisable for six months. Should the optionee die while holding one or more options, then those options may subsequently be exercised by the personal representative of the optionee's estate or by the persons to whom such options are transferred by the optionee's will or by the laws of inheritance within twelve months of the director's death.

     In accordance with the provisions of the Option Plan, Messrs. Costine, Khosla and Schaefer were each granted options for 2,000 shares of the Company's Common Stock at an exercise price of $48.75 per share on December 16, 1993, and options for 500 shares of the Company's Common Stock at an exercise price of $66.25 on September 21, 1994, options for 500 shares of the Company's Common Stock at an exercise price of $56.25 on October 5, 1995, options for 500 shares of the Company's Common Stock at an exercise price of $30.625 on September 18, 1996, and options for 500 shares of the Company's Common Stock at an exercise price of $25.625 on September 18, 1997.

  1994 Stock Option Plan

     The Company's 1994 Stock Option Plan (the "1994 Plan") was adopted to assist the Company in attracting, retaining and motivating employees. The 1994 Plan is administered by the Board of Directors of the Company. In the event of a merger of the Company, options granted under the Plan vest and become exercisable immediately prior to the consummation of the merger unless they are assumed by the acquiring company. As of August 14, 1998, and pursuant to the 1994 Plan, Stephen M. Race held options to purchase 155,000 shares of Common Stock, Gilman P. Louie held options to purchase 60,000 shares of Common Stock, Tim P. Christian held options to purchase 37,000 shares of Common Stock; Derek
W. McLeish held options to purchase 23,000 shares of Common Stock and Charles E. Balthaser held options to purchase 20,000 shares of Common Stock.

  Merger Agreement

     The following is a summary of certain provisions of the Merger Agreement. This summary is not a complete description of the terms and conditions of the Merger Agreement and is qualified in its entirety by reference to the full text of the Merger Agreement filed with the Commission as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     Representations and Warranties. In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser with respect to, among other things, corporate organization, subsidiaries, capital stock, options or other rights to acquire Shares, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and applicable laws and certain agreements to which the Company or its assets may be subject, financial statements, filings with the Commission, disclosures in proxy statement and tender offer documents, absence of certain changes or events, litigation, absence of changes in benefit plans, employee benefit plans, tax matters, no excess non-deductible payments, compliance with applicable laws, environmental matters, intellectual property, owned and leased

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real property, material contracts, labor and employment matters, product liability, applicability of state takeover statutes, brokers' and finders' fees, votes required to approve the Merger Agreement, undisclosed liabilities, receipt of the Financial Advisor Opinion, Year 2000, Company Rights Agreement, absence of questionable payments and full disclosure.

     In the Merger Agreement, each of Parent and Purchaser has made customary representations and warranties to the Company with respect to, among other things, corporate organization, authority to enter into the Merger Agreement, required consents, no conflicts between the Merger Agreement and the certificate of incorporation and by-laws of Parent and Purchaser or laws applicable to Parent or Purchaser, disclosures in proxy statement and tender offer documents, prior activities by Purchaser and brokers' and finders' fees.

     Conditions to the Merger. The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to effect the Merger are subject to the satisfaction of each of the following conditions, any and all of which may be waived in whole or in part by the Company, Parent or Purchaser, as the case may be, to the extent permitted by applicable law: (i) the Merger Agreement shall have been approved and adopted by the requisite vote of the holders of Shares, if required by applicable law and the Certificate of Incorporation, in order to consummate the Merger; (ii) any waiting period applicable to the Merger under the HSR Act shall have expired or been earlier terminated; (iii) no statute, rule, regulation, order, decree or injunction shall have been enacted, promulgated or issued by any governmental entity precluding, restraining, enjoining or prohibiting consummation of the Merger; and (iv) Parent, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer; provided, that the condition contained in the preceding clause (iv) shall be deemed to have been satisfied with respect to the obligation of Parent and Purchaser to effect the Merger if Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer or of the Merger Agreement.

     The Company Board. Promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates as a result of which Purchaser and its affiliates own beneficially at least a majority of the then outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on such Board (giving effect to any increase in the size of such Board) multiplied by the percentage that the number of Shares beneficially owned by Purchaser (including Shares so accepted for payment) bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company's Board of Directors, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause Persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each Subsidiary of the Company and (iii) each committee (or similar body) of each such board.

     The Company shall promptly take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder in order to fulfill its obligations under this Section, including mailing to stockholders the information required by such Section 14(f) and Rule 14f-1 (or, at Parent's request, furnishing such information to Parent for inclusion in the Offer Documents initially filed with the SEC and distributed to the stockholders of the Company) as is necessary to enable Parent's designees to be elected to the Company's Board of Directors. Parent or Purchaser will supply the Company any information with respect to either of them and their nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1. The provisions of this Section are in addition to and shall not limit any rights which Purchaser, Parent or any of their affiliates may have as a holder or beneficial owner of Shares as a matter of applicable Law with respect to the election of directors or otherwise.

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     Notwithstanding the foregoing, the parties to the Merger Agreement shall use their respective reasonable best efforts to ensure that at least two of the members of the Board shall, at all times prior to the Effective Time be, Continuing Directors. From and after the time, if any, that Parent's designees constitute a majority of the Company's Board of Directors, any amendment or modification of this Agreement, any amendment to the Company's Certificate of Incorporation or By-Laws inconsistent with the Merger Agreement, any termination of the Merger Agreement by the Company, any extension of time for performance of any of the obligations of Parent or Purchaser under the Merger Agreement, any waiver of any condition to the Company's obligations under the Merger Agreement or any of the Company's rights under the Merger Agreement or other action by the Company under the Merger Agreement may be effected only by the action of a majority of the Continuing Directors of the Company, which action shall be deemed to constitute the action of any committee specifically designated by the Board of Directors of the Company to approve the actions contemplated by the Merger Agreement and the Transactions and the full Board of Directors of the Company; provided, that, if there shall be no Continuing Directors, such actions may be effected by majority vote of the entire Board of Directors of the Company.

     Stockholders' Meeting. If required by applicable Law in order to consummate the Merger, the Company, acting through the Company Board, shall, in accordance with applicable Law, its Certificate of Incorporation and By-laws:
(i) as promptly as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") for the purposes of considering and taking action upon the approval of the Merger and the approval and adoption of the Merger Agreement; (ii) prepare and file with the Commission a preliminary proxy or information statement relating to the Merger and the Merger Agreement and (x) obtain and furnish the information required to be included in the Proxy Statement (as defined below) and, after consultation with Parent, respond promptly to any comments made by the Commission with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement, including any amendment or supplement thereto (the "Proxy Statement") to be mailed to its stockholders at the earliest practicable date; provided that no amendment or supplement to the Proxy Statement will be made by the Company without consultation with Parent and its counsel and (y) use its reasonable best efforts to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders; and (iii) unless the Merger Agreement has been terminated in accordance with the provisions of the section titled "Termination" below, subject to its rights pursuant to the section titled "No Solicitation" below, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. Parent has agreed to vote, or cause to be voted, all of the Shares then owned by it, Purchaser or any of its other subsidiaries in favor of the approval of the Merger and the approval and adoption of the Merger Agreement.

     Options. The Merger Agreement provides that immediately prior to the Effective Time, each then outstanding option to purchase any shares of capital stock of the Company (in each case, an "Option"), whether or not then exercisable, shall be cancelled by the Company and in consideration of such cancellation and except to the extent that Parent or the Purchaser and the holder of any such Option otherwise agree, the Company (or, at Parent's option, the Purchaser) shall pay to such holders of Options an amount in respect thereof equal to the product of (A) the excess, if any, of the Offer Price over the exercise price of each such Option and (B) the number of Shares previously subject to the Option immediately prior to its cancellation (such payment to be net of withholding taxes and without interest). The Company shall use commercially reasonable efforts to obtain the consent of each holder of an Option as to whom Parent reasonably requests a consent be obtained to the transactions above no later than the Effective Time in a form acceptable to Parent. The Company shall provide to each holder of Options any required notice (in a form acceptable to Parent) under the applicable Option Plan.

     The Company shall take all actions necessary and appropriate so that (i) no purchase rights are acquired after the date hereof under the Company's Employee Stock Purchase Plan and (ii) all stock option or other equity based plans maintained with respect to the Shares, including, without limitation, the Company's Employee Stock Purchase Plan and those plans listed in the Merger Agreement hereof ("Option Plans"), shall terminate as of the Effective Time and the provisions in any other Benefit Plan providing for the issuance,

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transfer or grant of any capital stock of the Company or any interest in respect of any capital stock of the Company shall be deleted as of the Effective Time, and the Company shall use its best efforts to ensure that following the Effective Time no holder of an Option or any participant in any Option Plan shall have any right thereunder to acquire any capital stock of the Company, Parent, Purchaser or the Surviving Corporation.

     Interim Operations. The Merger Agreement provides that after the date of the Merger Agreement and prior to the time the designees of Parent have been elected to or appointed to, and shall constitute a majority of, the Company Board pursuant to the applicable provisions of the Merger Agreement (the "Appointment Date"), and except (i) as expressly contemplated by the Merger Agreement, (ii) as set forth in the applicable section of the disclosure schedule thereto or (iii) as agreed in writing by Parent:

          (a) the Company shall and shall cause its Subsidiaries to carry on their respective businesses in the ordinary course;

          (b) the Company shall and shall cause its Subsidiaries to use all commercially reasonable efforts consistent with good business judgment to preserve intact their current business organizations, keep available the services of their current officers and key employees and preserve their relationships consistent with past practice with desirable customers, suppliers, licensors, licensees, distributors and others having business dealings with them to the end that their goodwill and ongoing businesses shall be unimpaired in all material respects at the Effective Time;

          (c) neither the Company nor any of its Subsidiaries shall, directly or indirectly, amend its Certificate of Incorporation or By-laws or similar organizational documents;

          (d) officers of the Company and its Subsidiaries shall confer at such times as Parent may reasonably request with one or more representatives of Parent to report material operational matters and the general status of ongoing operations;

          (e) neither the Company nor any of its Subsidiaries shall: (i)(A) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to the Company's capital stock or that of its Subsidiaries, except that a wholly-owned Subsidiary of the Company may declare and pay a dividend or make advances to its parent or the Company or (B) redeem, purchase or otherwise acquire directly or indirectly any of the Company's capital stock or that of its Subsidiaries; (ii) issue, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares issued upon the exercise of Options outstanding on the date of the Merger Agreement in accordance with the Option Plans as in effect on the date of the Merger Agreement; or (iii) split, combine or reclassify the outstanding capital stock of the Company or of any of the Subsidiaries of the Company;

          (f) except as permitted by the Merger Agreement, neither the Company nor any of its Subsidiaries shall acquire or agree to acquire (A) by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof (including entities which are subsidiaries of the Company) or (B) any assets, including real estate, except purchases in the ordinary course of business consistent with past practice;

          (g) neither the Company nor any of its Subsidiaries shall make any new capital expenditure or expenditures, which individually exceed $50,000 and in the aggregate exceed $150,000;

          (h) neither the Company nor any of its Subsidiaries shall, except in the ordinary course of business and except as otherwise permitted by the Merger Agreement, amend or terminate any Company material contract where such amendment or termination would have a Material Adverse Effect on the Company, or waive, release or assign any material rights or claims;

          (i) neither the Company nor any of its Subsidiaries shall transfer, lease, license, sell, mortgage, pledge, dispose of, or encumber any property or assets other than in the ordinary course of business and consistent with past practice;
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          (j) neither the Company nor any of its Subsidiaries shall: (i) enter into any employment or severance agreement with or grant any severance or termination pay to any officer, director or key employee of the Company or any its Subsidiaries; or (ii) hire or agree to hire any new or additional key employees or officers;

          (k) neither the Company nor any of its Subsidiaries shall, except as required to comply with applicable Law or expressly provided in the Merger Agreement, (A) adopt, enter into, terminate, amend or increase the amount or accelerate the payment or vesting of any benefit or award or amount payable under any Benefit Plan or other arrangement for the current or future benefit or welfare of any director, officer or current or former employee, except to the extent necessary to coordinate any such Benefit Plans with the terms of the Merger Agreement, (B) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee, (C) pay any benefit not provided for under any Benefit Plan, (D) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement or Benefit Plan (including the grant of stock options, stock appreciation rights, stock-based or stock-related awards, performance units or restricted stock, or the removal of existing restrictions in any Benefit Plans or agreements or awards made thereunder) or (E) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Benefit Plan;

          (l) neither the Company nor any of its Subsidiaries shall: (i) incur or assume any long-term debt or, except in the ordinary course of business, incur or assume any short-term indebtedness in amounts not consistent with past practice; (ii) incur or modify any material indebtedness or other liability except as set forth on the applicable section of the disclosure schedule to the Merger Agreement; (iii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person, except in the ordinary course of business and consistent with past practice; (iv) make any loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries of the Company or customary loans or advances to employees in the ordinary course of business in accordance with past practice); (v) settle any claims other than in the ordinary course of business, in accordance with past practice and without admission of liability; or (vi) enter into any material commitment or transaction;

          (m) neither the Company nor any of its Subsidiaries shall change any of the accounting principles used by it unless required by generally accepted accounting principles;

          (n) neither the Company nor any of its Subsidiaries shall make any tax election, amend any tax return, make a claim for any tax refund or settle or compromise any tax liability (whether with respect to amount or timing);

          (o) neither the Company nor any of its Subsidiaries shall pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of any such claims, liabilities or obligations in the ordinary course of business and consistent with past practice, of any such claims, liabilities or obligations which are reflected or reserved against in, or contemplated by, the consolidated financial statements (or the notes thereto) of the Company and its consolidated Subsidiaries; or except in the ordinary course of business consistent with past practice, waive the benefits of, or agree to modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

          (p) neither the Company nor any of its Subsidiaries shall (by action or inaction) amend, renew, terminate or cause to be extended any lease, agreement or arrangement relating to any of the leased properties or enter into any lease, agreement or arrangement with respect to real property;

          (q) neither the Company nor any of its Subsidiaries will enter into an agreement, contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing; and

          (r) neither the Company nor any of its Subsidiaries shall take any action that the Company knows at the time of taking such action would result in any of the conditions to the Offer, as set forth in the Merger

     Agreement, not being satisfied (subject to the Company's right to take action specifically permitted by the Merger Agreement).

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize (and shall use its best efforts not to permit) any officer, director or employee of, or any investment banker, attorney or other advisor or representative of, the Company or any of its subsidiaries to, (i) solicit or initiate, or encourage, directly or indirectly, any inquires or the submission of, any Takeover Proposal (as defined below), (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to or access to the properties of, or take any other action to knowingly facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal or approve or resolve to approve any Takeover Proposal; provided that nothing contained in the applicable provisions of the Merger Agreement shall prohibit the Company or the Company Board from (A) taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act, or (B) making such disclosure to the Company's stockholders as, in the good faith judgment of the Company Board, after receiving written advice from outside counsel, is required under applicable Law, provided that the Company may not, except as permitted by the following paragraph, withdraw or modify, or propose to withdraw or modify, its position with respect to the Offer or the Merger or approve or recommend, or propose to approve or recommend any Takeover Proposal, or enter into any agreement with respect to any Takeover Proposal. Upon execution of the Merger Agreement, the Company will immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the date of the Merger Agreement with respect to any of the foregoing. Notwithstanding the foregoing, prior to the time of acceptance of Shares for payment pursuant to the Offer, the Company may furnish information concerning its business, properties or assets to any Person or group and may negotiate and participate in discussions and negotiations with such Person or group concerning a Takeover Proposal if: (x) such Person or group has submitted a Superior Proposal; and (y) the Company Board determines, based upon the written opinion of its independent legal counsel, that the failure to participate in such discussions or negotiations or to furnish such information would cause a breach of such Board's fiduciary duties under applicable Law. The Company will promptly (but in no case later than 24 hours) notify Parent of the existence of any proposal, discussion, negotiation or inquiry received by the Company regarding any Takeover Proposal, and the Company will promptly communicate to Parent the terms of any proposal, discussion, negotiation or inquiry which it may receive regarding any Takeover Proposal (and will promptly provide to Parent copies of any written materials received by the Company in connection with such proposal, discussion, negotiation or inquiry) and the identity of the party making such proposal or inquiry or engaging in such discussion or negotiation. The Company will promptly provide to Parent any non-public information concerning the Company provided to any other Person which was not previously provided to Parent. The Company will keep Parent fully informed of the status and details of any such Takeover Proposal and of any amendments or proposed amendments to any Takeover Proposal and will promptly notify Parent (but in no case later than 24 hours) of any determination by the Company Board that a Superior Proposal has been made.

     Pursuant to the Merger Agreement, except as set forth in this paragraph, neither the Company Board nor any committee thereof shall (i) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Parent or Purchaser, the approval or recommendation by the Company Board or any such committee of the Offer, the Merger Agreement or the Merger, (ii) approve or recommend, or propose to approve or recommend, any Takeover Proposal or (iii) enter into any agreement with respect to any Takeover Proposal. Notwithstanding the foregoing, subject to compliance with this paragraph prior to the time of acceptance for payment of Shares pursuant to the Offer, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger Agreement or the Merger, approve or recommend a Superior Proposal (as defined below), or enter into an agreement with respect to a Superior Proposal, in each case at any time after the third business day following Parent's receipt of written notice from the Company advising Parent that the Company Board has received a Superior Proposal which it intends to accept, specifying the material terms and conditions of such Superior Proposal, identifying the person making such Superior Proposal, but only if the Company shall have caused its financial and legal advisors to negotiate with Parent promptly following delivery of such notice and through such three business day period to make such adjustments to the terms and conditions of the Merger Agreement as would enable the Company to proceed with the Transactions on such adjusted terms. The term "Takeover Proposal" means any bona fide proposal or offer, whether in writing or otherwise, from any Person other than Parent, Purchaser or any affiliates thereof (a "Third Party") to acquire beneficial ownership (as defined under Rule 13(d) of the Exchange Act) of all or a material portion of the assets of the Company and its subsidiaries, taken as whole, or 50% or more of any class of equity securities of the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer, exchange offer or similar transaction with respect to the Company, including any single or multi-step transaction or series of related transactions, which is structured to permit such Third Party to acquire beneficial ownership of any material portion of the assets of the Company and its subsidiaries, taken as a whole, or 50% or more of the equity interest in the Company. The term "Superior Proposal" means an unsolicited bona fide proposal by a Third Party to acquire, directly or indirectly, for consideration consisting of cash and/or securities, more than a majority of the Shares then outstanding or all or substantially all of the assets of the Company, and otherwise on terms which the Company Board determines in good faith to be more favorable to the Company's stockholders than the Offer and the Merger, based on advice of the Company's independent financial advisor, for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Company Board (based on advice from the Company's independent financial advisor that the value of the Consideration provided for in such proposal is superior to the value of the consideration provided for in the Offer and the Merger), for which financing, to the extent required, is then committed or which, in the good faith reasonable judgment of the Company Board, based on advice from the Company's independent financial advisor, is reasonably capable of being financed by such party.

     Termination. The Merger Agreement may be terminated and the Merger contemplated therein may be abandoned at any time prior to the Effective Time, whether before or after approval of matters presented in connection with the Merger by the stockholders of the Company (provided, however, that if Shares are purchased pursuant to the Offer, neither Parent nor Purchaser may in any event terminate the Merger Agreement):

          (a) By the mutual written consent of Parent and the Company; provided, however, that if Parent shall have a majority of the directors pursuant to the applicable provisions of the Merger Agreement, such consent of the Company may only be given if approved by the Continuing Directors.

          (b) By either of Parent or the Company if (i) a statute, rule or executive order shall have been enacted, entered or promulgated prohibiting the Transactions on the terms contemplated by the Merger Agreement or (ii) any governmental entity shall have issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties to the Merger Agreement shall use their reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the Transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and non-appealable.

          (c) By either of Parent or the Company if at least that number of Shares required by the Minimum Condition to be tendered shall not have been purchased in the Offer on or before November 30, 1998; provided, that the party seeking to terminate the Merger Agreement pursuant to the applicable section shall not have breached in any material respect its obligations under the Merger Agreement in any manner that shall have proximately contributed to the failure to consummate the Offer on or before such date;

          (d) By the Company: (i) if the Company has entered into an agreement with respect to a Superior Proposal or has approved or recommended a Superior Proposal in accordance with the Merger Agreement, provided the Company has complied with all provisions thereof, including the notice provisions therein, and that it simultaneously terminates the Merger Agreement and makes simultaneous payment to the Parent of the Expenses and the Termination Fee; or (ii) if Parent or Purchaser shall have terminated the Offer or the Offer expires without Parent or Purchaser, as the case may be, purchasing any Shares pursuant thereto; provided that the Company may not terminate the Merger Agreement pursuant to this clause (d)(ii) if the Company is in material breach of the Merger Agreement or the Stock Option Agreement; or (iii) if Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer, provided, that the Company may not terminate the Merger Agreement pursuant to this clause (d) (iii) if the Company is in material breach of the Merger Agreement or the Stock Option Agreement; or (iv) if there shall be a breach by Parent or Purchaser of any of its representations, warranties, covenants or agreements contained in the Merger Agreement which breach is incapable of being cured or is not cured within 10 days of notice from the Company to Parent, except, in each case, where such breach does not have a material adverse effect on the ability of Parent or Purchaser to consummate the Offer or the Merger.

          (e) By Parent or Purchaser: (i) (A) if prior to the purchase of the Shares pursuant to the Offer, the Company Board shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger or shall have recommended or approved a Takeover Proposal (provided that the Company merely providing notice to Parent pursuant to the Merger Agreement shall not in itself constitute a recommendation or approval of a Takeover Proposal); or (B) there shall have been a material breach of any provision of the section of the Merger Agreement regarding No Solicitation; or (ii) if Parent or Purchaser shall have terminated the Offer without Parent or Purchaser purchasing any Shares thereunder, provided that Parent or Purchaser may not terminate the Merger Agreement pursuant to this clause
     (e) (ii) if Parent or Purchaser is in material breach of the Merger Agreement; or (iii) if, due to an occurrence that if occurring after the commencement of the Offer would result in a failure to satisfy any of the conditions set forth in the Section 14 below, Parent, Purchaser or any of their affiliates shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; or (iv) if the Company receives a Takeover Proposal from any Person (other than Parent or Purchaser), and the Company Board takes a neutral position or makes no recommendation with respect to such Takeover Proposal after a reasonable amount of time (and in no event more than ten business days following such receipt) has elapsed for the Company's Board of Directors to review and make a recommendation with respect to such Takeover Proposal; or (v) if there shall be a breach by the Company of any of its representations, warranties, covenants or agreements contained in the Merger Agreement or the Stock Option Agreement which breach is incapable of being cured or is not cured within 10 days of notice from Parent to the Company, except, in each case, where such breach (without giving effect to any limitation as to "materiality" or "material adverse effect" set forth therein) does not have a Material Adverse Effect on the Company or a materially adverse effect on the ability of the Company to consummate the Offer or the Merger.

     Termination Fee. Pursuant to the Merger Agreement, if (x) Parent or Purchaser terminates the Merger Agreement pursuant to clauses (e)(i) or (e)(iv) under the heading "Termination" above or (y) the Company terminates this Agreement pursuant to clause (d)(i) under the heading "Termination" above, then in each case, the Company shall pay, or cause to be paid to Parent, at the time of termination, an amount equal to $2,500,000 (the "Termination Fee") and an amount equal to Parent's and Purchaser's actual and documented reasonable out-of-pocket expenses incurred by Parent or Purchaser in connection with the Offer, the Merger, the Merger Agreement and the consummation of the Transactions, including, without limitation, the reasonable fees and expenses payable to all attorneys, accountants, banks, investment banking firms, and other financial institutions and Persons and their respective agents and counsel incurred in connection with the Transactions or arranging or committing to provide or providing any financing for, the Transactions (the "Expenses"). In addition, if the Merger Agreement is terminated by either Parent or the Company pursuant to clause (c) under the heading "Termination" above, by Parent pursuant to clause (e)(ii) under the heading "Termination" above (other than if such termination is a result of the failure to satisfy the conditions set forth in paragraphs (a)(i), (a)(ii), (a)(v), (a)(vii), (a)(viii), (b) or (c) of the conditions to the Offer contained in Section 14 below) or clause (e)(v) under the heading "Termination" above (other than by reason of a breach of the section in the Merger Agreement regarding No Solicitation) or by the Company pursuant to clause (d)(ii) under the heading "Termination" above (other than if such termination is a result of the failure to satisfy the conditions set forth in paragraphs (a)(i), (a)(ii), (a)(v), (a)(vii), (a)(viii), (b) or (c) of the conditions to the Offer contained in Section 14 below) and at the time of such termination, Parent is not in material breach of the Merger Agreement, then the Company shall pay to Parent, at the time of termination, the Expenses, and, if the Company shall thereafter, within 12 months after such termination, enter into an agreement with respect to a Takeover Proposal, then the Company shall pay the Termination Fee concurrently with entering into any such agreement. Any payments required to be made pursuant to this Section shall be made by wire transfer of same day funds to an account designated by Parent. Pursuant to the Merger Agreement and security agreements entered into by Parent and Hasbro Interactive with the Company and certain of its subsidiaries, the Termination Fee payable under the Merger Agreement if (x) Parent or Purchaser terminates the Merger Agreement pursuant to paragraphs (e)(i) or (e)(iv) under the heading "Termination" above or (y) the Company terminates the Merger Agreement pursuant to paragraph (d)(i) under the heading "Termination" above (the "Immediately Payable Termination Fee"), shall be secured by the Company's assets.

     Indemnification. The Merger Agreement provides that the Company shall, to the fullest extent permitted under applicable Delaware law or under the Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Delaware law, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its Subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, losses, claims, damages and liabilities incurred in connection with, and amounts paid in settlement of, any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and wherever asserted, brought or filed, (x) arising out of or pertaining to the Transactions contemplated by the Merger Agreement or (y) otherwise with respect to any acts or omissions or alleged acts or omissions occurring at or prior to the Effective Time, in each case for a period of six years after the date of the Merger Agreement. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time must be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld or delayed); and provided, further, that, in the event any claims for indemnification are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group shall be reimbursed for the costs of only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. The indemnity agreements of the Surviving Corporation in this paragraph shall extend, on the same terms to, and shall inure to the benefit of and shall be enforceable by, each person or entity who controls, or in the past controlled, any present or former director, officer or employee of the Company or any of its subsidiaries.

     The Merger Agreement provides that for a period of three years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been made available to Parent) on terms (including the amounts of coverage and the amounts of deductibles, if any) that are no less favorable to the terms now applicable to them under the Company's current policies; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 150% of the annual premium currently paid by the Company for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 150% of the annual premium. The Merger Agreement further provides that the foregoing indemnification provisions shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns the Surviving Corporation and shall be enforceable by the Indemnified Parties.

  Stock Option Agreement

     The following is a summary of certain provisions of the Stock Option Agreement. This summary is not a complete description of the terms and conditions of the Stock Option Agreement and is qualified in its entirety by reference to the full text of the Stock Option Agreement filed with the Commission as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Stock Option Agreement.

     Grant of Option. The Stock Option Agreement provides for the grant by the Company to Parent of an irrevocable option (the "Stock Option") to purchase up to 19.9% of the number of Shares (the "Option Shares") issued at the time of the grant of the Stock Option, at a price of $6.00 per Share (the "Exercise Price"), payable in cash in accordance with the terms of the Stock Option Agreement. The payment obligations of the Issuer, including the Cash-Out Right shall be secured by the Issuer's assets pursuant to the Security Agreement between Grantee, Hasbro Interactive Inc. and Issuer.

     Exercise of Option. The Stock Option Agreement provides that the Stock Option may be exercised by Parent, in whole or in part, at any time or from time to time after the Merger Agreement is terminated pursuant to a Triggering Event (as defined below). For the purposes of the Stock Option Agreement, "Triggering Event" means any termination of the Merger Agreement which could entitle Parent to the Termination Fee under the Merger Agreement.

     Cash Payment. If, at any time during the period commencing on the occurrence of a Triggering Event and ending on the termination of the Option in accordance with Section 2, Parent sends to the Company a notice indicating Parent's election to exercise its right (the "Cash-Out Right") pursuant to this Section, then the Company shall pay to Parent, in exchange for the cancellation of the Option with respect to such number of Option Shares as Parent specifies an amount in cash equal to such number of Option Shares multiplied by the difference between (i) the average closing price for the 5 trading days commencing on the 12th Nasdaq trading day immediately preceding the date of notice, per share of Issuer Common Stock as reported on the Nasdaq National Market (or, if not listed on the Nasdaq, as reported on any other national securities exchange or national securities quotation system on which the Shares are listed or quoted, as reported in The Wall Street Journal (Northeast edition), or, if not reported thereby, any other authoritative source) (the "Closing Price") and (ii) the Exercise Price. Notwithstanding the termination of the Option, Parent will be entitled to exercise its rights under this Section if it has exercised such rights in accordance with the terms hereof prior to the termination of the Option. Pursuant to the Stock Option Agreement and security agreements entered into by Parent and Hasbro Interactive with the Company and certain of its subsidiaries, the Cash-Out Right, when payable in connection with the Immediately Payable Termination Fee (the "Immediately Payable Cash-Out Right"), is secured by the Company's assets. If Parent receives in aggregate from (i) the Termination Fee pursuant to the Merger Agreement, (ii) amounts from the sale or other disposition of the Option Shares, and (iii) the Cash Out Right in excess of the sum of (A) $3,500,000 plus (B) the amounts paid by Parent to purchase any Option Shares, then all such excess amounts shall be remitted by Parent to the Company. If any payment by the Company pursuant to the Cash Out Right or payment of the Termination Fee pursuant to the Merger Agreement would cause Parent to become obligated to remit amounts pursuant to this Provision, then the Company shall have the right to reduce such payments such that no such obligation would arise.

     Termination of Option. The Stock Option Agreement provides that the Stock Option will terminate upon the earlier of: (i) the consummation of the Offer;
(ii) six months after the date on which a Triggering Event occurs; or (iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of a Triggering Event, unless, in the case of clauses (ii) and (iii), the Grantee could be entitled to receive termination fees following such time or termination upon the occurrence of certain events, in which case the Option will not terminate until the later of (x) six months following the time such termination fees become payable and (y) the expiration of the period in which the Grantee has such right to receive termination fees.

     Registration Rights. The Stock Option Agreement provides that Grantee, within three years, may, by written notice (the "Registration Notice") to the Issuer, request the Issuer to register under the Securities Act all or any part of the Shares beneficially owned by Grantee (the Registrable Securities) in order to permit the sale or other disposition of such securities pursuant to (a) a shelf registration or (b) a bona fide firm commitment underwritten public offering in which Grantee shall have the right to select the managing underwriter and shall effect as wide a distribution of such Registrable Securities as is reasonably practicable and shall use reasonable best efforts to prevent any person or group from purchasing through such offering shares representing more than 3% of the outstanding Shares on a fully diluted basis. The Stock Option Agreement provides that if the Issuer effects a registration under the Securities Act of Shares for its own account or for any other stockholders of the Issuer (other than on Form S-4 or Form S-8, or any successor form), it will allow Grantee the right to participate in such registration, and such participation will not affect the obligation of the Issuer to effect demand registration statements for Grantee under the Stock Option Agreement, except that, if the managing underwriters of such offering advise the Issuer in writing that in their opinion the number of Shares requested to be included in such registration exceeds the number which can be sold in such offering, the Issuer will include that portion of the Shares requested to be included therein equal to the product obtained by multiplying
(i) the number of shares which the underwriter has informed the Issuer can be included in the offering and (ii) the percentage obtained by dividing (x) the total number of Shares of Issuer Common Stock held by Parent and (y) the total number of Shares of the Company outstanding.

     Adjustment upon Changes in Capitalization. The Stock Option Agreement provides that in the event of any change in Shares by reason of stock dividends, stock splits, mergers (other than the Merger), recapitalizations, combinations, exchange of shares or the like, the type and number of shares or securities subject to the Stock Option, and the Exercise Price per share, will be adjusted appropriately and proper provision will be made so that Grantee will receive upon exercise of the option the number and class of shares or other securities or property that Grantee would have received with respect to Issuer Common Stock if the Option has been exercised immediately prior to such event or the record date therefor, as applicable.

  Software Distribution and Loan Agreement

     The following is a summary of certain provisions of the Software Distribution and Loan Agreement (the "Software Distribution and Loan Agreement"), dated as of August 11, 1998, by and between Hasbro Interactive, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and the Company. This summary is not a complete description of the terms and conditions of the Software Distribution and Loan Agreement and is qualified in its entirety by reference to the full text of the Software Distribution and Loan Agreement filed with the Commission as an exhibit to this Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Software Distribution and Loan Agreement.

     Pursuant to the Software Distribution and Loan Agreement, the Company and Hasbro Interactive have agreed that Hasbro Interactive will be the exclusive distributor of the Company's computer software products in the United States and Canada through March 2001 and that the Company will provide manufacturing and marketing services and promotion for such computer software products. In consideration of its distribution of the Company's computer software products, the agreement provides that Hasbro Interactive is entitled to retain a monthly service fee (the "Service Fee") equal to 17.5% of "Net Receipts," which is defined as, for any period, monies received by Hasbro Interactive from its customers in respect of sales of the Company's computer software products, less customary trade discounts, price protection and monies credited to customers' accounts for sales returns, in each case during such period.

     In addition, pursuant to the Software Distribution and Loan Agreement, as a financial accommodation to the Company, Hasbro Interactive has agreed to make available up to $5,500,000 in loans to the Company, subject to the terms and conditions set forth therein. Such loans are secured by a lien on the Company's assets, mature on the six month anniversary of the agreement, bear interest at 12% per annum and have a mandatory monthly principal prepayment obligation equal to 32.5% of Net Receipts in each month. The agreement provides that each mandatory prepayment of principal shall be deducted from the consideration due to the Company each month under the agreement, following deduction of the Service Fee and accrued interest then payable.

     In connection with securing such loans and the Immediately Payable Termination Fee payable under the Merger Agreement and the Immediately Payable Cash-Out Right payable under the Stock Option Agreement, the Company and certain of its subsidiaries have entered into security agreements with Parent and Hasbro Interactive granting a security interest in the securable assets of the Company and such subsidiaries.

  Confidentiality Agreement

     The following is a summary of certain provisions of the Confidentiality Agreement entered into on June 16, 1998 by Hasbro Interactive and the Company, as amended on July 27, 1998 (the "Confidentiality Agreement"). This summary is not a complete description of the terms and conditions of the Confidentiality Agreement and is qualified in its entirety by reference to the full text of the Confidentiality Agreement filed with the Commission as an exhibit to this
Schedule 14D-9 and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Confidentiality Agreement.

     Pursuant to the terms of the Confidentiality Agreement, the Company and Hasbro Interactive agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information concerning the Company. Parent further agreed that, for a period of six (6) months from the date the Confidentiality Agreement was amended, Hasbro Interactive would not entice away or in any matter encourage or solicit any officer, employee, agent, representative, customer or supplier of the Company with whom Hasbro Interactive comes into contact in connection with its consideration of a transaction to discontinue such person's relationship with the Company, subject to certain exceptions.

  Indemnification

     The Company's Certificate of Incorporation provides that a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability is not permitted by the DGCL.

     The Company's Bylaws provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director or officer of the Company, or that such director or officer is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement (if such settlement is approved in advance by the Company, which approval shall not be unreasonably withheld) actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     The Company has previously entered into indemnification agreements with each of its directors and officers. The indemnification agreements generally provide that the Company will indemnify said indemnity: (i) against any and all expenses (including attorney's fees), witness fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the indemnitee in connection with any threatened, pending or completed action, suit, proceeding, whether civil, criminal, administrative or investigative (including an action by or in the right of the Company) to which indemnitee is, was or at any time becomes a party, or is threatened to be made a party, by reason of the fact the indemnitee is, was or at any time becomes a director, officer, employee or agent of the Company, or is or was serving or at any time serves at the request of the Company as a director, officer, employee, agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and
(ii) otherwise to the fullest extent as may be provided to indemnitee by the Company under the non-exclusivity provision of the Company's Certificate of Incorporation and Bylaws and the Delaware Corporations Code. The agreements also provide for the advancement of expense to the indemnity.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Company Board.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND UNANIMOUSLY RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     (b) Background of the Offer; Reasons for the Recommendation

     On May 19, 1998, the Company released fourth quarter and fiscal 1998 results. In that press release the Company's management indicated that the Company can best prosper and leverage its assets in combination with another company or through a strategic investment from a partner. As a result, the Company Board authorized management to investigate strategic alternatives for the Company.

     On or about June 14, 1998, Ron Parkinson, Vice President of Finance of Hasbro Interactive, was contacted by a representative of Piper Jaffray. After signing a confidentiality agreement on June 16, 1998, Hasbro Interactive, a wholly-owned subsidiary of Parent, was offered the opportunity to evaluate materials supplied by the Company regarding a potential business transaction.

     On June 29, 1998, Tom Dusenberry, President of Hasbro Interactive, Mr. Parkinson, Tony Parks, Vice President of Research and Development and John Sutyak, Director of New Business Development for Hasbro Interactive met with Gilman Louie, Chairman of the Board, Stephen Race, Chief Executive Officer, M. Kip Welch, Vice President and General Counsel, John Belchers, Chief Financial Officer and other representatives of the Company. The parties observed the product line in development and discussed the possibility of a transaction between the companies and the possible synergy between Hasbro Interactive and the Company.

     On July 2, 1998, Phillip H. Waldoks, Senior Vice President -- Corporate Legal Affairs and Secretary of Parent, and Mr. Welch discussed arrangements for access by representatives of Parent and Hasbro Interactive to a data room prepared by representatives of the Company in Palo Alto.

     On July 7, 1998, representatives of Piper Jaffray contacted representatives of Bear Stearns to discuss, among other things, the negotiations between the parties and to determine the timing of the process going forward.

     On July 10, 1998, Mr. Dusenberry and Mr. Harold P. Gordon, Vice Chairman of Parent, met with Mr. Race, Mr. Louie, Mr. Belchers and Mr. Timothy Christian, Managing Director, Europe/Asia Pacific of the Company. They discussed the common strategic goals and expressed interest to move forward with a possible acquisition.

     From July 13, 1998 through July 15, 1998, Mr. Parks visited the studios of the Company in the United States to review the technology of the two businesses and discuss the status of products under development.

     On July 16, 1998, Mr. Dusenberry and Mr. Barry Jafrato, Managing Director of International Operations for Hasbro Interactive, met with Mr. Christian and the senior team of the Company in Europe to view the operations in Europe and discuss the potential synergies.

     On July 27, 1998, Mr. Race and Mr. Louie traveled to Beverly, Massachusetts to meet with Messrs. Dusenberry, Parkinson, Sutyak, John Hurlbut, Vice President of Marketing, Bob Sadacca, Vice President Administration and Jim Adams, Vice President of Sales of Hasbro Interactive to answer questions on the Company's operations and current performance. Mr. Dusenberry then accompanied Mr. Race and Mr. Louie to the corporate offices of Parent for a meeting with Mr. Alan Hassenfeld, Chairman of the Board and Chief Executive Officer, John T. O'Neill, Executive Vice President and Chief Financial Officer, and Mr. Gordon for a strategic discussion of the potential transaction. Both parties agreed, on July 27, 1998 to amend the confidentiality agreement.

     On August 4, 1998 and August 5, 1998 Mr. Jafrato visited the Company operations in the United Kingdom and Germany for to assess strategies for integrating these operations into Hasbro Interactive.

     From July 8, 1998 to August 11, 1998, Parent's and Hasbro Interactive's representatives conducted due diligence in a data room prepared by representatives of the Company in Palo Alto, remotely on data supplied by the Company, public information and using industry data, and on site at the Company's executive offices in California, the United Kingdom and Germany.

     On July 31, 1998 the officers of the Company reviewed the status and progress of the negotiations with Parent with the Company's Board of Directors, and the Company's legal counsel reviewed the Board's fiduciary duties in the context of a sale of the Company. The Board of Directors directed the officers to continue negotiations with Parent.

     Negotiations for a potential merger and the related agreements took place between members of senior management of the Parent, Hasbro Interactive, their legal advisors, senior management and representatives of the Company and its legal advisors between July 29, 1998 and August 11, 1998. Such negotiations were completed on August 11, 1998 when Parent and the Company executed and delivered the Merger Agreement.

     On August 10, the Company's Board of Directors met and reviewed and discussed the proposed acquisition and distribution and loan transactions with Parent. At the meeting, the Company's legal counsel gave a presentation to the Board on the terms of the Merger Agreement and Software Distribution and Loan Agreement, the structure of the Offer, the Merger and the distribution and loan transaction, and the Board's fiduciary duties to stockholders. The Company's financial advisors delivered an oral opinion that as of such date the proposed acquisition was fair to the holders of the Company's Common Stock. The Company's Board of Directors discussed the terms of the proposed acquisition and the distribution and loan transaction with its advisors and amongst themselves. Following the discussion, the Board of Directors unanimously determined that the Offer and the Merger were fair to, and in the best interest of, the Company and its stockholders and unanimously recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

     On or about August 11, 1998, Hasbro Interactive offered senior positions at Hasbro Interactive to Mr. Louie and Mr. Christian, contingent on the closing of the acquisition of the Company. Mr. Christian also agreed to terminate his Service Agreement with the Company in exchange for the sum of approximately L275,000 which would have been due thereunder, contingent upon the closing of the acquisition of the Company.

     On August 12, 1998 Parent announced the signing of the Merger Agreement. On August 14, 1998 pursuant to the terms of the Merger Agreement, Parent and Purchaser commenced the Offer.

     Factors Considered by the Board of Directors. In approving the Merger Agreement and the transactions contemplated thereby, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board of Directors of the Company considered a number of factors including:

          (1) the financial and other terms of the Offer, the Merger Agreement and the related transaction agreements;

          (2) the presentation of Piper Jaffray, Inc. ("Piper Jaffray") and Piper Jaffray's opinion to the effect that, as of the date of its opinion and based upon and subject to certain matters stated therein, the $6.00 per share cash consideration to be received by the holders of shares of the common stock of the Company pursuant to the tender offer and the merger is fair, from a financial point of view, to the common stockholders of the Company.

          (3) that the $6.00 per share tender offer price represents a premium of 47.7% over the closing price of the Company's common stock ($4.0625) (the "Shares") on Nasdaq ("Nasdaq") on August 10, 1998, the last full trading day prior to the execution of the Merger Agreement;

          (4) history of the price of the Shares on Nasdaq over the last twelve months;

          (5) the view of the Board of Directors, based in part upon the presentation of management and Piper Jaffray to the Board of Directors, regarding the likelihood of a superior offer arising;

          (6) the Company's existing competitive and market position, including the Company's ability to effectively compete with companies having significantly greater financial resources than the Company;

          (7) the Company's long-term and short-term capital needs, especially in light of the Company's competitive and market position as described above;

          (8) the provisions of the Merger Agreement, including the provision allowing the Company to respond to certain unsolicited inquiries concerning an acquisition of the Company, and the provisions which permit the Company to terminate the Merger Agreement upon payment to Purchaser of a break-up fee under certain circumstances;

          (9) the provisions of the Software Distribution and Loan Agreement, including the loan of up to $5.5 million to be provided to the Company;

          (10) the fact that Parent's and Purchaser's obligations under the Offer were not subject to any financing condition;

          (11) Parent's financial condition and ability to cause Purchaser to meet its obligations under the Merger Agreement;

          (12) the alternatives available to the Company in light of the consideration proposed to be received for the Shares pursuant to the Offer and the Merger Agreement, including continuing to maintain the Company as an independent company and not engaging in any extraordinary transaction or engaging in an extraordinary transaction, such as a self tender offer or other transaction designed to increase the trading prices for the Shares;

          (13) the prospects of the Company's continued listing on the Nasdaq Stock Market;

          (14) the discussions held by the Company with other companies regarding potential business combination transactions with the Company and the failure of any other potential bidder to submit a proposal having terms more favorable than the terms proposed by Parent;

          (15) legal matters relating to the Offer and the Merger Agreement, including the review provided for under the Hart-Scott-Rodino Anti-Trust Improvements Act with respect to the antitrust implications of the Offer and the terms of the Offer and the Merger Agreement related thereto; and

          (16) the familiarity of the Board of Directors with the business, results of operations, properties and financial condition of the Company and the nature of the industry in which it operates.

     The foregoing discussion of the information and factors considered and given weight by the Board of Directors of the Company is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger Agreement and the Offer, the Board of Directors of the Company did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board of Directors of the Company may have given different weights to different factors.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Piper Jaffray, Inc. in connection with the Offer and the Merger. Pursuant to a letter agreement, dated June 5, 1996, and amended on May 21, 1998, the Company will pay Piper Jaffray, upon delivery of a Fairness Opinion (if requested by the Company), a fee, payable in cash, of $300,000, which is credited against any compensation otherwise payable by the Company to Piper Jaffray upon the consummation of a sale of the Company. Upon consummation by the Company of a sale, the Company has agreed to pay Piper Jaffray an additional fee, payable in cash on closing, of 1.25% of the total sale price if the sale price is less than $70 million and 1.5% of the total sale price up to $90 million if the sale price is greater than $70 million, plus 3.0% of the total sale price in excess of $90 million. The Company will also pay Piper Jaffray's reasonable out-of-pocket expenses in an amount up to $25,000. In addition to the foregoing compensation, the Company has agreed to indemnify Piper Jaffray against certain liabilities and expenses arising out of the engagement and the transactions in connection therewith, including certain liabilities under the federal securities laws.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Purchaser pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in
Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Short Form Merger. Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, the Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the outstanding Shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware Law, a significantly longer period of time will be required to effect the Merger.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1       Agreement and Plan of Merger, dated August 11, 1998, by and among Hasbro, Inc., New HIAC Corp. and MicroProse, Inc.,
           including Annex A, Conditions to the Offer.
   2       Stock Option Agreement, dated August 11, 1998, by and among
           Hasbro, Inc., and MicroProse, Inc.
   3       Software Distribution and Loan Agreement, made as of August
           11, 1998, by and between MicroProse, Inc. and Hasbro
           Interactive, Inc.
   4       Letter to Stockholders of MicroProse, Inc., dated August 14,
           1998.
   5       Fairness Opinion of Piper Jaffray, Inc., dated August 10,
           1998.
   6       Confidentiality Agreement, dated June 16, 1998, by and
           between Hasbro Interactive, Inc. and MicroProse, Inc.,
           including amendment thereto dated July 28, 1998.
   7       Form of Indemnification Agreement and provisions regarding indemnification of directors and officers from the Company's
           Certificate of Incorporation and Bylaws(1).
   8       Employment Agreement dated August 16, 1995 between
           MicroProse, Inc. and Stephen M. Race.
   9       Employment Agreement dated July 18, 1997 between MicroProse
           Limited, Spectrum Holobyte, Inc. and Timothy Paul Christian.
  10       MicroProse, Inc. 1994 Stock Option Plan.(2)

---------------

(1) Incorporated by reference to an exhibit filed with the Company's Registration Statement on Form S-1 (Registration No. 33-75408), as amended.

(2) Incorporated by reference to Exhibit 99.1 filed with the Company's Registration Statement on Form S-8 (Registration No. 33-85024).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:      /s/ STEPHEN M. RACE

                                            ------------------------------------
                                            Name: Stephen M. Race
                                            Title:   Chief Executive Officer and
                                              Director

Dated: August 14, 1998

ANNEX A

                                                                            LOGO
                                                     PIPER JAFFRAY INC.
                                                     222 SOUTH NINTH STREET
                                                     MINNEAPOLIS, MN 55402-3804

                                                     612 342-6000

August 10, 1998

The Board of Directors
c/o MicroProse, Inc.
2490 Mariner Square Loop, Suite 100
Alameda, CA 94501

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock (the "Common Stock") of MicroProse, Inc. (the "Company") of the consideration to be received by holders of Common Stock, pursuant to an Agreement and Plan of Merger proposed to be dated as of August 11, 1998 (the "Agreement") among the Company, Hasbro, Inc. (the "Parent") and New HIAC Corp. (the "Purchaser"), a wholly owned subsidiary of the Parent. The Agreement provides for (i) the commencement by Purchaser of a tender offer (the "Offer") to purchase all outstanding shares of Common Stock at a price of $6.00 per share, net to seller in cash (the "Offer Price"), and (ii) the merger (the "Merger") of the Purchaser into the Company in which shares of Common Stock will be converted and exchanged for cash equal to the Offer Price. The Offer and the Merger are collectively referred to as the "Transactions."

Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee for providing this opinion. This opinion fee is not contingent upon the consummation of the Transactions. The Company has also agreed to indemnify us against certain liabilities in connection with our services. Piper Jaffray is entitled to additional fees in the event of consummation of the Transactions. Piper Jaffray makes a market in the Common Stock and provides research coverage on the Company. In the ordinary course of our business, we and our affiliates may actively trade securities of the Company for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities. We have performed for a fee various investment banking services for the Company in the past.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) the draft dated August 8, 1998 of the Agreement, (ii) certain publicly available financial, operating and business information related to the Company, (iii) certain internal financial information of the Company prepared for financial planning purposes and furnished by the management of the Company, (iv) certain publicly available

                                                     Since 1895, Member SIPC
                                                     New York Stock Exchange,
                                                     Inc.

market and securities data of the Company, (v) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which the Company operates and selected public companies deemed comparable to Company, (vi) certain publicly available financial, operating and business information relative to the Parent, and (vii) certain publicly available market and securities data of the Parent. We had discussions with members of the management of the Company concerning the financial condition, current operating results and business outlook for the Company on a stand-alone basis.

We have relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. The Company does not publicly disclose internal financial information of the type provided to Piper Jaffray in connection with Piper Jaffray's review of the Transactions. Such information was prepared for financial planning purposes and was not prepared with the expectation of public disclosure. We have relied upon the assurances of the management of the Company that the information provided to us as set forth above has been prepared on a reasonable basis and, with respect to financial planning data and other business outlook information, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have, at your direction, in reviewing and analyzing internally prepared financial information, not given effect to the prospective impact of any proposed software distribution arrangement with Parent.

In arriving at our opinion, we have not performed any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. We express no opinion regarding the liquidation value of any entity. The analyses performed by Piper Jaffray in connection with this opinion were going concern analyses of an entity. Recent reports by independent accountants to the Company have expressed qualifications concerning the Company's ability to continue as a going concern. Other factors could have a material adverse effect on the Company's financial condition and the marketability of its securities. We were not requested to opine, and no opinion is hereby rendered, as to whether any analysis of an entity, other than as a going concern, is appropriate in the circumstance and, accordingly, we have performed no such analyses.

Our opinion relates solely to the Transactions; we were not requested to opine as to, and this opinion does not in any manner address, the fairness or any other aspect of any software distribution arrangement with Parent.

This opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this opinion. We are not expressing any opinion herein as to the price at which shares of Common Stock have traded or may trade at any future time. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

This opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder of the Company. We were not requested to opine as to, and this opinion does not address, the basic business decision to proceed with or effect the Transactions. This opinion shall not be published or otherwise used, nor shall any public references to us be made without our prior written approval.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that the Offer Price to be received in the Transactions pursuant to the Agreement for the Common Stock of the Company is fair, from a financial point of view, to the holders of Common Stock of the Company as of the date hereof.

Sincerely,

PIPER JAFFRAY INC.

LOGO

                                                                      SCHEDULE I

                                MICROPROSE, INC.
                      2490 MARINER SQUARE LOOP, SUITE 100
                               ALAMEDA, CA 94501
                            ------------------------

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                   OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about August 14, 1998 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of shares (the "Shares") of common stock, $0.001 par value (the "Common Stock") including the associated preferred stock purchase rights, of MicroProse, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by New HIAC Corp. (the "Purchaser"), a wholly owned subsidiary of Hasbro, Inc. ("Parent"), to the board of directors of the Company (the "Company Board"). Such designation is to be made pursuant to an Agreement and Plan of Merger, dated August 11, 1998 (the "Merger Agreement"), by and between Parent, Purchaser and the Company.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

     Pursuant to the Merger Agreement, the Purchaser commenced a cash tender offer to acquire all of the Shares (the "Offer"). The Offer is scheduled to expire at 12:00 Midnight (Eastern Time) on September 10, 1998, unless the Offer is extended. Following the successful completion of the Offer, upon approval by a stockholder vote, if required, and subject to certain other conditions, the Purchaser will be merged with and into the Company (the "Merger").

     The information contained in this Information Statement concerning the Purchaser has been furnished to the Company by the Purchaser, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

GENERAL

     The Common Stock and the Company's Series A Preferred Stock are the only classes of voting securities of the Company outstanding. As of August 13, 1998, there were 5,753,598 shares of Common Stock outstanding. Each share of Common Stock entitles its record holder to one vote. The 2,000,000 shares of Series A Preferred Stock outstanding on August 13, 1998 are entitled to an aggregate of 19,608 votes.

THE COMPANY'S BOARD OF DIRECTORS

     Promptly after (i) the purchase of and payment for any Shares by Purchaser or any of its affiliates as a result of which Purchaser and its affiliates own beneficially at least a majority of the then outstanding Shares and (ii) compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, whichever shall occur later, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Company's Board of Directors as is equal to the product of the total number of directors on such Board (giving effect to any increase in the size of such Board) multiplied by the percentage that the number of Shares beneficially owned by Purchaser (including Shares so accepted for payment) bears to the total number of Shares then outstanding. In furtherance thereof, the Company shall, upon request of Parent, use its best efforts promptly either to increase the size of its Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable such designees of Parent to be so elected or appointed to the Company's Board of Directors, and the Company shall take all actions available to the Company to cause such designees of Parent to be so elected or appointed. At such time, the Company shall, if requested by Parent, also take all action necessary to cause Persons designated by Parent to constitute at least the same percentage (rounded up to the next whole number) as is on the Company's Board of Directors of (i) each committee of the Company's Board of Directors, (ii) each board of directors (or similar body) of each Subsidiary of the Company and (iii) each committee (or similar body) of each such board.

     The Parent has informed the Company that the Parent will choose the Parent's designees from the list of persons set forth in the following table. With respect to Parent's designees, the following table, prepared from information furnished to the Company by the Parent, sets forth the name, age, citizenship (if not a U.S. citizen), present principal occupation or employment and five-year employment history for each of the persons who may be designated by Parent as the Parent's designees. If necessary, the Parent may choose additional or other Parent's designees, subject to the requirements of Rule 14f-1. Unless otherwise indicated below, the business address of each person is

                                                PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL
                 NAME                    AGE         POSITIONS HELD DURING THE PAST FIVE YEARS
                 ----                    ---    ----------------------------------------------------
THOMAS R. DUSENBERRY...................  45    Mr. Dusenberry has been President of Hasbro
                                               Interactive, Inc. since 1995. Prior thereto, he was
                                               Vice President of New Product Acquisitions for the
                                               Hasbro Games Group from 1994 to 1995. Prior thereto,
                                               he was Director of New Product Acquisitions for the
                                               Parker Brothers Division.
HAROLD P. GORDON.......................  60    Mr. Gordon has been Vice Chairman of Parent since
                                               1995. Prior thereto, he was a Partner at Stikeman,
                                               Elliott (law firm). He is a director of Alliance
                                               Communications Corporation, Fonorola Inc. and G.T.C.
                                               Transcontinental Group, Ltd. Mr. Gordon is a citizen
                                               of Canada.
PHILLIP H. WALDOKS.....................  45    Mr. Waldoks has been Senior Vice
                                               President -- Corporate Legal Affairs and Secretary of
                                               Parent since 1995. Prior thereto, he was Senior Vice
                                               President -- Corporate Legal Affairs.

The Parent has advised the Company that to the best knowledge of the Parent, none of Parent's designees currently is a director of, or holds any position with, the Company, and except as disclosed in the Offer to Purchase, none of Parent's designees beneficially owns any securities (or rights to acquire any securities) of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the Securities and Exchange Commission (the "SEC"), except as may be disclosed in the Offer to Purchase. None of Parent's designees has any family relationship with any director or executive officer of the Company.

     The Parent has advised the Company that each of the persons listed in the table above has consented to act as a director, and that none of such persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws or is involved in any other legal proceeding which is required to be disclosed under
Item 401(f) of Regulation S-K promulgated by the SEC.

     It is expected that Parent's designees may assume office at any time following the purchase by Parent of a majority of outstanding Shares pursuant to the Offer, which purchase cannot be earlier than September 11, 1998, and that, upon assuming office, Parent's designees will thereafter constitute at least a majority of the Company Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE CURRENT MEMBERS OF THE BOARD

     The names of the current directors, their ages as of August 14, 1998 and certain other information about them are set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

                              YEAR FIRST
                              ELECTED A       POSITION WITH THE COMPANY OR PRINCIPAL OCCUPATION
   NAME OF DIRECTOR     AGE    DIRECTOR                  DURING THE PAST FIVE YEARS
   ----------------     ---   ----------      -------------------------------------------------
Gilman G. Louie         37       1993      Mr. Louie has served as Chairman of the Board of
                                           Directors of the Company since December 14, 1993, the
                                           effective date of the merger (the Merger Date) between
                                           Spectrum HoloByte, Inc. and MicroProse, Inc. Mr. Louie
                                           also served as Chief Executive Officer of the Company
                                           from May 1, 1995, to August 15, 1995. Prior to the
                                           merger, Mr. Louie served as Chairman of the Board of
                                           Spectrum HoloByte since its inception in September
                                           1992. Mr. Louie holds a Bachelor's degree in Business
                                           Administration from San Francisco State University
                                           where he graduated magna cum laude.
David C. Costine(1)(2)  57       1990      Mr. Costine has served as a director of the Company
                                           since November 1990. Since 1987, Mr. Costine has been
                                           President of Costine Management Company. Since 1988, he
                                           has been a General Partner of Costine Associates, L.P.,
                                           which is the General Partner of Corporate Venture
                                           Partners, L.P., a venture capital fund that is a
                                           stockholder of the Company. He currently serves on the
                                           Board of Directors of Yes! Entertainment. Mr. Costine
                                           has a Bachelor's degree in Mechanical Engineering from
                                           Cornell University and an MBA from Harvard University.
Vinod Khosla            43       1993      Mr. Khosla has been a director of the Company since the
                                           Merger Date and of Spectrum HoloByte since its
                                           inception in September 1992. He has been a General
                                           Partner at Kleiner Perkins Caufield & Byers, a venture
                                           capital firm, since November 1987. He currently serves
                                           on the Board of Directors of Excite, Inc., Concentric
                                           Network Corp. and Qwest Communication International
                                           Inc. Mr. Khosla holds a Bachelor of Technology in
                                           Electrical Engineering from the Indian Institute of
                                           Technology in New Delhi, a Master's Degree in
                                           Biomedical Engineering from Carnegie Mellon University
                                           and an MBA from the Stanford University Graduate School
                                           of Business.
Keith Schaefer(1)(2)    49       1993      Mr. Schaefer has been a director of the Company since
                                           the Merger Date and of Spectrum HoloByte since March
                                           1993. He is currently a managing partner of USWeb
                                           Corporation. From July 1994 until September 1997, he
                                           was President and Chief Executive Officer of
                                           Cybernautics, Inc. From October 1992 until June 1994,
                                           Mr. Schaefer served as President of Paramount
                                           Communications Technology Group, Inc., a global
                                           entertainment and communications company. He has a B.A.
                                           from the University of Pittsburgh and attended the
                                           University of California, Los Angeles Graduate School
                                           of Business.
Stephen M. Race         48       1995      Mr. Race has been a director and the Chief Executive
                                           officer of the Company since August 1995. From May 1994
                                           until August 1995, Mr. Race served as president of Sony
                                           Computer Entertainment America. Prior to joining Sony
                                           Computer Entertainment America, Mr. Race directed his
                                           own consulting practice and served as a consultant to a
                                           variety of companies from July 1991 until May 1994.

---------------
(1) Member of the Compensation Committee

(2) Member of the Audit Committee

     Each of the directors has been engaged in the principal occupation(s) described above during the past five (5) years. There are no family relationships among any of the directors or executive officers of the Company.

INFORMATION CONCERNING THE BOARD; DIRECTOR COMPENSATION

     During the fiscal year ended March 30, 1998, the Board of Directors of the Company held a total of eight meetings. During this period, each director attended or participated in at least 75% of the aggregate of (i) the total number of meetings of the Board that were held while they were members and (ii) the total number of meetings held by all committees of the Board of which they were members.

     The Company has an Audit Committee and a Compensation Committee of the Board of Directors. There is no nominating committee or committee performing the functions of such committee.

     The Audit Committee meets with the Company's financial management and its independent accountants at various times during each year and reviews internal control conditions, audit plans and results, and financial reporting procedures. This Committee, consisting of Messrs. Costine and Schaefer, held two meetings during fiscal 1998.

     The Compensation Committee reviews and makes recommendations with respect to matters related to the hiring, employment and compensation of the Company's officers and employees. This Committee, consisting of Messrs. Schaefer and Costine, held eight meetings during fiscal 1998.

     Current cash compensation for non-employee members of the Board of Directors consists of an annual retainer fee of $10,000. Members of the Board are reimbursed for all out-of-pocket costs incurred in connection with their attendance at Board and committee meetings. Under a self-administering automatic option grant program in effect under the Company's 1994 Stock Option Plan, an individual who first becomes a non-employee member of the Board will receive an automatic one-time option grant for 5,000 shares of the Company's Common Stock upon commencement of Board service, and each individual with six or more months of Board service will receive an automatic option grant for an additional 500 shares at each Annual Stockholders Meeting at which he or she continues to serve as a non-employee Board member.

     The exercise price of such options may not be less than the fair market value per share of the Company's Common Stock (as determined by the closing price reported by Nasdaq on the date of grant) and the term of such options may not exceed ten years.

     Automatic option grants become exercisable for 12 percent of the option shares upon completion of six months of Board service from the date of grant, and for the balance of the option shares in a series of 44 equal successive monthly installments thereafter, provided the director remains a member of the Board through such date. However, full and immediate vesting will occur upon certain mergers involving the Company or a sale, transfer or other disposition of all or substantially all of the Company's assets (a "Corporate Transaction") and upon certain types of "hostile take-overs." Also, each automatic option grant will be automatically canceled upon the occurrence of certain Corporate Transactions not approved by the Board of Directors (a "Hostile Take-Over") whether or not the option is otherwise at the time exercisable for such shares. In return, the optionee will be entitled to a cash distribution from the Company in an amount equal to the excess of (i) the greater of (a) the fair market value per share on the date of cancellation, as determined in accordance with the valuation provisions of the Option Plan, or (b) the highest reported price per share paid by the acquiring entity in effecting the Hostile Take-Over over (ii) the aggregate exercise price payable for such shares.

     Upon cessation of Board service, the options held by the director will remain exercisable for six months. Should the optionee die while holding one or more options, then those options may subsequently be exercised by the personal representative of the optionee's estate or by the persons to whom such options are transferred by the optionee's will or by the laws of inheritance within twelve months of the director's death.

     In accordance with the provisions of the Option Plan, Messrs. Costine, Khosla and Schaefer were each granted options for 2,000 shares of the Company's Common Stock at an exercise price of $48.75 per share on

December 16, 1993, and options for 500 shares of the Company's Common Stock at an exercise price of $66.25 on September 21, 1994, options for 500 shares of the Company's Common Stock at an exercise price of $56.25 on October 5, 1995, options for 500 shares of the Company's Common Stock at an exercise price of $30.625 on September 18, 1996, and options for 500 shares of the Company's Common Stock at an exercise price of $25.625 on September 18, 1997.

EXECUTIVE OFFICERS OF THE COMPANY

     The following individuals currently serve as executive officers of the
Company:

             NAME                AGE                 POSITION(S) HELD
             ----                ---                 ----------------
Gilman G. Louie                  37     Chairman of the Board
Stephen M. Race                  48     Director, Chief Executive Officer
Alden H. Andersen                48     Senior Vice President, Operations
Charles E. Balthaser             58     Senior Vice President, Studios
John M. Belchers                 54     Chief Financial Officer
Tim P. Christian                 43     Managing Director, Europe/Asia Pacific
Jeffery J. Forestier             41     Senior Vice President, Sales
Robert D. Botch                  46     Senior Vice President, Marketing
Derek W. McLeish                 51     Senior Vice President, Business Development

     See "The Current Members of the Board" above for background information on Messrs. Louie and Race.

     Mr. Andersen joined the Company in February 1996 as Senior Vice President, Operations. From 1994 until 1995, he was Vice President of Operations at Sony Computer Entertainment America. Mr. Andersen served as Associate Director of Manufacturing Planning at Sega of America in 1993 through 1994. He has a B.S. in business administration from the University of Santa Clara.

     Mr. Balthaser joined the Company in September 1996 as Senior Vice President, Studios. In July 1992, Mr. Balthaser established Alexandria Digital Studios, a video game and interactive entertainment company. He served as President and Chief Executive Officer until the company was sold in 1995.

     Mr. Belchers joined the Company in March 1998 as Chief Financial Officer. From April 1996 until November 1997, Mr. Belchers served as Chief Operating Officer at Discovery Toys, Inc., and various financial positions at American President Lines from August 1989 until March 1996. Mr. Belchers is a chartered accountant and holds a Bachelor of Business Science from the University of Capetown.

     Mr. Christian joined the Company in August 1994 as Managing Director, U.K. From January 1991 until August 1994, Mr. Christian was managing director at Accolade Europe Limited. Mr. Christian is a member of the Chartered Institute of Management Accountants and holds a B.A. in business administration from Loughborough University.

     Mr. Forestier joined the Company in December 1995 as Senior Vice President, Sales. From January 1993 until November 1995, he was director of sales and marketing at NAMCO HomeTek, Inc. Mr. Forestier holds a B.S. in economics and agricultural science from the University of California at Davis.

     Mr. Botch joined the Company in March 1998 as Senior Vice President, Marketing. From May 1996 until March 1998, he served as President of Apt Productions. From October 1991 until April 1996, Mr. Botch served as President of U.S. Gold.

     Mr. McLeish joined the Company in July 1996 as Senior Vice President, Marketing. Since January 1998, he has been serving as Senior Vice President, Business Development. From October 1994 until July 1996, he was President and Chief Executive Officer of Xatrix Entertainment Inc. From February 1993 until October 1994, he served as President and Chief Executive Officer at Velocity Development Corporation. Mr. McLeish has a B.A. from California State University at Long Beach.

                             EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation earned for each of the three fiscal years preceding March 31, 1998, by the Company's Chief Executive Officer and the four most highly compensated executive officers of the Company earning at least $100,000 for services rendered in all capacities to the Company and its subsidiaries (the "Named Executive Officers"). No executive officer that would have otherwise been includible in such table on the basis of salary and bonus earned for the 1998 fiscal year has resigned or terminated employment during the fiscal year.

SUMMARY COMPENSATION TABLE

                                                                                  LONG-TERM
                                                                                 COMPENSATION
                                               ANNUAL COMPENSATION                  AWARDS
                                    ------------------------------------------   ------------
                                                                  OTHER ANNUAL    SECURITIES     ALL OTHER
                                    FISCAL   SALARY               COMPENSATION    UNDERLYING    COMPENSATION
   NAME AND PRINCIPAL POSITION       YEAR    ($)(1)    BONUS($)      ($)(2)       OPTIONS(#)       ($)(3)
   ---------------------------      ------   -------   --------   ------------   ------------   ------------
Stephen M. Race...................   1998    339,689        --           --             --          2,969
  Director and Chief                 1997    296,384   289,785           --             --(5)       3,912
  Executive Officer(4)               1996    172,404    75,000           --        100,000            529
Gilman G. Louie...................   1998    233,619        --           --         20,000          2,445
  Chairman of the Board              1997    213,462   223,061           --             --(5)       2,702
                                     1996    203,173        --           --         40,000          2,282
Tim P. Christian..................   1998    201,097        --           --         25,000         33,192
  Managing Director,                 1997    183,435    82,134           --             --(5)      48,467
  Europe/Asia Pacific                1996    131,750    77,520           --          4,000         16,800
Derek W. McLeish(6)...............   1998    200,822        --       35,133(7)       5,000             --
  Senior Vice President,             1997    123,750    35,000           --         20,000             --
  Business Development               1996         --        --           --             --             --
Charles E. Balthaser(8)...........   1998    200,683        --           --          6,000             --
  Senior Vice President, Studios     1997    100,846    25,000           --         14,000             --
                                     1996         --        --           --             --             --

---------------
(1) Salary includes salary deferred under the Company's 401(k) Plan.

(2) In accordance with Commission rules, perquisites constituting less than the lesser of $50,000 or 10% of total salary and bonus are not reported.

(3) "All Other Compensation" reflects matching contributions to the Company's 401(k) Plan or U.K. pension contributions in the case of Mr. Christian.

(4) Mr. Race has served as the Chief Executive Officer of the Company since August 16, 1995. His salary in the 1996 fiscal year was for a partial year.

(5) On June 26, 1996, as part of an Option Exchange Program, the Company agreed to enter into Option Exchange Agreements with each of its employee option holders, including Messrs. Race, Louie and Christian, pursuant to which the Company issued, in exchange for tendered option agreements with an exercise price in excess of $26.875 from current option holders, new options, each with an exercise price of $26.875 which represents the fair market value of one share of the Company's Common Stock on June 26, 1996, as reported by the Nasdaq National Market ("Nasdaq"). Mr. Race exchanged options to purchase 100,000 shares, Mr. Louie exchanged options to purchase 30,000 shares, and Mr. Christian exchanged options to purchase 10,000 shares. The Company's Board of Directors approved the Option Exchange Program.

(6) Mr. McLeish was hired on July 29, 1996. His salary in the 1997 fiscal year was for a partial year.

(7) Included in Mr. McLeish's Other Compensation in the 1998 fiscal year were $14,805 for a housing allowance, $14,328 for storage of household goods and the remainder for travel expenses.

(8) Mr. Balthaser was hired on September 4, 1996. His salary in the 1997 fiscal year was for a partial year.

STOCK OPTIONS

     The following table contains information concerning the grant of stock options made under the Company's 1994 Stock Option Plan for the 1998 fiscal year to the Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                              INDIVIDUAL GRANTS                                       POTENTIAL REALIZABLE
                         ----------------------------                                   VALUE OF ASSUMED
                           NUMBER OF      % OF TOTAL                                     ANNUAL RATES OF
                          SECURITIES     OPTIONS/SARS                               STOCK PRICE APPRECIATION
                          UNDERLYING      GRANTED TO    EXERCISE OR                    FOR OPTION TERM(3)
                         OPTIONS/SARS    EMPLOYEES IN    BASE PRICE    EXPIRATION   -------------------------
         NAME            GRANTED(#)(1)   FISCAL YEAR    ($/SHARE)(2)      DATE          5%            10%
         ----            -------------   ------------   ------------   ----------   -----------   -----------
Stephen M. Race                 --
Gilman G. Louie(4)          20,000           6.1%         $ 9.845       2/26/08       $123,872      $313,808
Tim P. Christian(5)         20,000           6.1%         $21.875        7/8/07       $275,237      $697,262
                             5,000           1.5%         $10.000       1/15/08       $ 31,456      $ 79,687
Derek W. McLeish (6)         5,000           1.5%         $10.000       1/15/08       $ 31,456      $ 79,687
Charles E. Balthaser(6)      6,000           1.8%         $10.000       1/15/08       $ 37,747      $ 95,625

---------------
(1) All options were granted under the Company's 1994 Stock Option Plan. The options granted to Messrs. Louie, Christian and McLeish are incentive and nonqualified options. The options granted to Mr. Balthaser are incentive options. Each option will immediately vest in the event the Company is acquired by a merger, reverse merger or asset sale, unless the options are either assumed by the successor corporation or replaced with a comparable option to purchase shares of the capital stock of the successor corporation. Each option has a maximum term of 10 years, subject to earlier termination in the event of the optionee's cessation of service with the Company.

(2) The exercise price of these options may be paid in cash, in shares of Common Stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares. The Company may also finance the option exercise by loaning the optionee sufficient funds to pay the exercise price for the purchased shares and the federal and state tax liability incurred in connection with such exercise. The optionee may be permitted, subject to the approval of the plan administrator, to apply a portion of the shares purchased under the option (or to deliver existing shares of Common Stock) in satisfaction of such tax liability.

(3) In accordance with Securities and Exchange Commission rules, these columns reflect hypothetical gains or "option spreads" that would exist for the respective options. These rules require that the gains be based on assumed rates of annual compounded stock price appreciation of 5 percent and 10 percent from the date the options were granted over the full ten-year option term. There can be no assurance that these assumed rates of appreciation or any appreciation will occur.

(4) The options granted to Mr. Louie become exercisable as to 16.7 percent of the option shares six (6) months after the vesting commencement date and the balance of the shares vest in a series of thirty (30) equal monthly installments.

(5) The 20,000 options granted to Mr. Christian become exercisable as to 12.5 percent of the option shares six (6) months after the vesting commencement date and the balance of the shares vest in a series of forty-two (42) equal monthly installments. The 5,000 options granted to Mr. Christian become exercisable as to 10 percent of the option shares six (6) months after the vesting commencement date and the balance of the shares vest in a series of fifty-four (54) equal monthly installments.

(6) The options granted to Messrs. McLeish and Balthaser become exercisable as to 10 percent of the option shares six (6) months after the vesting commencement date and the balance of the shares vest in a series of fifty-four (54) equal monthly installments.

OPTION EXERCISES AND HOLDINGS

     The following table provides information with respect to the Named Executive Officers concerning the exercise of options during the 1998 fiscal year and unexercised options held as of the end of the 1998 fiscal year.

              AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                         FISCAL YEAR-END OPTION VALUES

                                                     NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                                                       OPTIONS AT FISCAL          IN-THE-MONEY OPTIONS AT
                        SHARES                       YEAR-END(1998)(#)(1)        FISCAL YEAR-END($)(1)(2)
                      ACQUIRED ON      VALUE      ---------------------------   ---------------------------
        NAME          EXERCISE(#)   REALIZED($)   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
        ----          -----------   -----------   -----------   -------------   -----------   -------------
Stephen M. Race             --             --       64,380         35,620           --                --
Gilman G. Louie             --             --       19,666         40,334           --           $40,600
Tim P. Christian            --             --       11,222         25,778           --           $ 9,375
Derek W. McLeish         2,000        $17,500        6,335         16,665           --           $ 9,375
Charles E. Balthaser        --             --        4,200         15,800           --           $11,250

---------------
(1) Options granted pursuant to the Company's 1994 Stock Option Plan.

(2) Based on the fair market value of the shares on the last day of the 1998 fiscal year ($11.875 per share) less the exercise price payable for such shares.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

COMMON STOCK -- MANAGEMENT AND DIRECTORS

     The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company's Common Stock as of July 15, 1998, by each director, the "Named Executive Officers" as shown in the Summary Compensation Table above, and all current directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned, subject to community property laws, where applicable. The address for each Director and Officer is that of the Company.

                                                                              APPROXIMATE
                                                                 SHARES         PERCENT
                                                              BENEFICIALLY    BENEFICIALLY
                            NAME                                 OWNED          OWNED(1)
                            ----                              ------------    ------------
David C. Costine(2).........................................     59,785           1.0%
Vinod Khosla(3).............................................     49,839          *
Keith Schaefer(4)...........................................      5,160          *
Stephen M. Race(5)..........................................     86,313           1.5%
Gilman G. Louie(6)..........................................    141,963           2.5%
Tim P. Christian(7).........................................     16,401          *
Derek W. McLeish(8).........................................      9,162          *
Charles E. Balthaser(9).....................................      7,248          *
All current directors and executive officers as a group (12
  persons)(10)..............................................    403,320           6.8%

---------------
  *  Less than one percent of the outstanding Common Stock.

 (1) Percentage of beneficial ownership is calculated assuming 5,753,598 shares of Common Stock were outstanding on July 15, 1998. This percentage also includes Common Stock of which such individual or entity has the right to acquire beneficial ownership within sixty (60) days of July 15, 1998, including but not limited to the exercise of an option; however, such Common Stock shall not be deemed outstanding for the purpose of computing the percentage owned by any other individual or entity. General Rule 13-3(d)(1)(i) under the Securities Exchange Act of 1934 requires such calculation.

 (2) Includes 3,160 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty (60) days of July 15, 1998. Also includes 38,570 shares of Common Stock held by Corporate Venture Partners, L.P. Mr. Costine is a principal of Corporate Venture Partners, L.P. Mr. Costine disclaims beneficial ownership of the listed securities not held by him personally, except to the extent of his pecuniary interest therein.

 (3) Includes 3,160 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty (60) days of July 15, 1998. Also includes 40,000 shares of Common Stock held by Mr. Khosla's wife and 3,443 shares of Common Stock held by an irrevocable trust for Mr. Khosla and his wife. Mr. Khosla disclaims beneficial ownership of the securities held directly by his spouse, Neeru Khosla, and the Vinod and Neeru Khosla 1992 irrevocable trust, except to the extent of any indirect pecuniary interest therein.

 (4) Includes 5,160 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty (60) days of July 15, 1998.

 (5) Includes 74,857 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty (60) days of July 15, 1998.

 (6) Includes 26,500 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty (60) days of July 15, 1998.

 (7) Includes 15,638 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty (60) days of July 15, 1998.

 (8) Includes 8,917 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty (60) days of July 15, 1998.

 (9) Includes 6,300 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty (60) days of July 15, 1998.

(10) Includes 167,841 shares of Common Stock purchasable under stock options that are currently exercisable or that will become exercisable within sixty
     (60) days of July 15, 1998.

COMMON STOCK -- PRINCIPAL STOCKHOLDERS

     The following table sets forth information with respect to the only persons, other than those persons shown on the previous table, who beneficially owned (to the Company's knowledge) more than 5 percent of the Company's Common Stock as of August 13, 1998.

                                                                   SHARES          APPROXIMATE PERCENT
                     NAME AND ADDRESS                        BENEFICIALLY OWNED   BENEFICIALLY OWNED(1)
                     ----------------                        ------------------   ---------------------
FMR Corp...................................................       809,000                 13.9%
  82 Devonshire Street
  Boston, MA 02109
Weiss Peck & Greer.........................................       384,100                  6.7%
  One New York Plaza
  30th Floor
  New York, NY 10004
SWICO Anstalt(2)...........................................       357,647                  6.2%
  c/o Rowbotham & Company, Inc.
  400 Montgomery Street, Suite 600
  San Francisco, CA 94104
Harvest Management, Inc....................................       300,000                  5.2%
  767 Fifth Avenue -- 46th Floor
  New York, NY 10153

---------------
(1) Percentage of beneficial ownership is calculated assuming 5,753,598 shares of Common Stock were outstanding on July 15, 1998. This percentage also includes Common Stock of which such individual or entity has the right to acquire beneficial ownership within sixty (60) days of July 15, 1998, including but not limited to the exercise of an option; however, such Common Stock shall not be deemed outstanding for the purpose of computing the percentage owned by any other individual or entity. General Rule 13(d)(1)(i) under the Securities Exchange Act of 1934 requires such calculation.

(2) Includes 19,608 shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock held by PH(US), Inc. SWICO Anstalt is the sole shareholder of PH(US), Inc.

PREFERRED STOCK

     The following table sets forth beneficial ownership information for the Company's Preferred Stock outstanding as of August 13, 1998.

                                                            NUMBER OF SHARES      PERCENTAGE OF CLASS
                          NAME                             BENEFICIALLY OWNED    BENEFICIALLY OWNED(1)
                          ----                             ------------------    ---------------------
PH(US), Inc.(1)..........................................      2,000,000                  100%
  c/o Rowbotham & Company, Inc.
  400 Montgomery Street, Suite 600
  San Francisco, CA 94104

---------------
(1) SWICO Anstalt is the sole shareholder of PH(US), Inc., the record owner of all shares of Series A Preferred Stock of the Company. Accordingly, SWICO Anstalt may be deemed to be the beneficial owners of all the shares of Series A Preferred Stock of the Company. These Preferred Shares are convertible into 19,608 shares of the Company's Common Stock.

                     COMPENSATION COMMITTEE INTERLOCKS AND
                             INSIDER PARTICIPATION

     The following outside Directors served on the Compensation Committee of the Board of Directors of the Company during fiscal 1998: Mr. Keith Schaefer and Mr. David Costine. There were no Compensation Committee interlocks or insider participation during fiscal year 1998.

                EMPLOYMENT CONTRACTS; TERMINATION OF EMPLOYMENT;
            AND CHANGE-IN-CONTROL ARRANGEMENTS; CERTAIN TRANSACTIONS

EMPLOYMENT CONTRACTS

     In August 1995, the Company entered into an employment agreement with Stephen M. Race, Chief Executive Officer of the Company, which terminates upon Mr. Race's termination of employment with the Company. The agreement provides for an initial annual base salary of $275,000 which will be reviewed at least annually, but which may not be reduced below such level. His current salary is $341,000. The agreement provides that the Company grant Mr. Race options to purchase 100,000 shares of Common Stock, which options vest ratably over a 50-month period. See "Stock Options." The agreement also provides for an annual performance bonus of up to 100 percent of his base salary if the Company exceeds certain performance targets established by its Board of Directors. Under the terms of his employment agreement and subject to certain conditions, Mr. Race will receive a special bonus of $3,000,000 (less any realizable value from options Mr. Race holds that are exercisable or gains as a result of a sale of the stock purchased pursuant to such options) if Mr. Race remains employed with the Company through March 31, 1999. Mr. Race is also entitled to reimbursement of certain expenses in connection with his employment with the Company, including automobile expenses and reimbursement for taxes. He is also entitled to participate in most Company benefit plans.

     In the event that (i) the Company terminates Mr. Race's employment (other than for cause), or (ii) Mr. Race's title is no longer Chief Executive Officer and Mr. Race terminates his employment, or (iii) the Company is acquired and Mr. Race is no longer the Company's Chief Executive Officer, he (or his beneficiaries in the case of death) will receive a continuation of his base salary, and Mr. Race will receive certain other benefits for twelve months and the exercisability of his options will be accelerated as though he had remained employed for one additional year. In addition, in the event of one of (i), (ii) and (iii), Mr. Race is entitled to receive a cash payment from the Company of up to $3,000,000 (less any realizable value from options Mr. Race holds that are exercisable or gains as a result of a sale of the stock purchased pursuant to such options). In the event Mr. Race's employment with the Company terminates for good cause, the Company is obligated to pay Mr. Race's base salary for a period of six months following such termination.

     Under the employment agreement, the Company has agreed to indemnify Mr. Race to the fullest extent permitted by law so long as Mr. Race acts in good faith. Failure by the Company to provide such indemnification is deemed to be a breach of the employment agreement and may be deemed a termination of Mr. Race's employment for other than cause.

     In fiscal 1998, the Company entered into an employment agreement with Tim Christian, Managing Director of Europe/Asia Pacific, which terminates upon Mr. Christian's termination of employment with the Company. The agreement provides for annual salary increases of no less than 7.5 percent. His current salary is approximately $195,000. The agreement provides that the Company grant Mr. Christian an additional option to purchase 20,000 shares of Common Stock, which options vest ratably over a four-year period ("Additional Option"). See "Stock Options." The agreement also provides for an annual performance bonus of up to 50 percent of his base salary if Mr. Christian achieves certain performance criteria. Under the terms of the agreement and subject to certain conditions, Mr. Christian will receive a special bonus of approximately $822,000 (less any realizable value from the Additional Option described above) if he remains employed with the Company through July 9, 2001. Mr. Christian is also entitled to certain pension contributions, reimbursement of expenses and other employee benefits.

     Under the terms of the agreement with Mr. Christian, upon the consummation of a transaction resulting in a change-of-control, the Additional Option shall become exercisable on an accelerated basis, and the special bonus shall be payable on a pro-rata basis, as if Mr. Christian had completed an additional 12 months of service beyond the date of such transaction. If Mr. Christian elects to remain Managing Director (or similar position) after the change-of-control, he shall receive a bonus equal to the bonus paid to him pursuant to his agreement during the past fiscal year. If Mr. Christian's employment is terminated following a change-of-control, he will also be entitled to nine-months severance and vesting of options. If Mr. Christian, within three months of the change-of-control, elects to terminate his employment and gives six months written notice of this election, he shall be entitled to salary and certain other benefits for a six-month period.

                      COMPLIANCE WITH SECTION 16(A) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors, executive officers and persons who own more than ten percent of a registered class of the Company's equity securities, to file initial reports of ownership and reports of changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission and to furnish copies of such reports to the Company.

     Based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that, there was compliance for the fiscal year ended March 31, 1998, with all Section 16(a) filing requirements applicable to the Company's officers, directors and greater than ten-percent beneficial owners.

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
   1       Agreement and Plan of Merger, dated August 11, 1998, by and among Hasbro, Inc., New HIAC Corp. and MicroProse, Inc.,
           including Annex A, Conditions to the Offer.
   2       Stock Option Agreement, dated August 11, 1998, by and among
           Hasbro, Inc., and MicroProse, Inc.
   3       Software Distribution and Loan Agreement, made as of August
           11, 1998, by and between MicroProse, Inc. and Hasbro
           Interactive, Inc.
   4       Letter to Stockholders of MicroProse, Inc., dated August 14,
           1998.
   5       Fairness Opinion of Piper Jaffray, Inc., dated August 10,
           1998.
   6       Confidentiality Agreement, dated June 16, 1998, by and
           between Hasbro Interactive, Inc. and MicroProse, Inc.,
           including amendment thereto dated July 28, 1998.
   7       Form of Indemnification Agreement and provisions regarding indemnification of directors and officers from the Company's
           Certificate of Incorporation and Bylaws(1).
   8       Employment Agreement dated August 16, 1995 between
           MicroProse, Inc. and Stephen M. Race.
   9       Employment Agreement dated July 18, 1997 between MicroProse
           Limited, Spectrum Holobyte, Inc. and Timothy Paul Christian.
  10       MicroProse, Inc. 1994 Stock Option Plan.(2)

---------------

(1) Incorporated by reference to exhibit filed with the Company's Registration Statement on Form S-1 (Registration No. 33-75408), as amended.

(2) Incorporated by reference to Exhibit 99.1 filed with the Company's Registration Statement on Form S-8 (Registration No. 33-85024).